Exhibit 99.1

27 March 2023

Midatech Pharma PLC

(“Midatech” or the “Company”)

New Preclinical R&D Programme Focused on Leptomeningeal Disease

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines, is pleased to announce a new research programme coded MTD217 focusing on developing new therapeutic options for metastatic cancers with high unmet needs.

Background

Many cancers exhibit high levels of metabolic plasticity, i.e. the ability to switch between energy-generating pathways in response to cellular stresses1, such as those caused by chemotherapy. Highly proliferative cancers frequently use the aerobic glycolysis pathway, known as “the Warburg effect”, to generate energy2. Oxidative Phosphorylation (OXPHOS) is another critical mechanism that enables a variety of fuel sources to be used to generate adenosine triphosphate (ATP), a molecule present in cells that provides energy for metabolic processes. When under induced stress, cancer cells switch away from aerobic glycolysis and significantly increase reliance on the alternative OXPHOS pathway. Inhibiting the OXPHOS pathway represents a potential means of targeting both primary and metastatic tumour lesions in patients. OXPHOS can be inhibited by a range of small molecule therapeutics, however systemic administration of these generally causes undesirable toxic effects in healthy cells3.

MTD217

Midatech’s MTD217 programme explores simultaneous inhibition of key metabolic pathways, including the Warburg effect and OXPHOS. The research is centred around a number of new water-soluble drug formulations that can be easily infused or injected simultaneously, or sequentially, directly into the cancer microenvironment, disrupting metabolic functions in a highly localised manner, thus limiting off-target toxicity. The Company has already been able to demonstrate up to a six-fold synergistic effect of administering its formulation of panobinostat, known as MTX110, with an OXPHOS inhibitor in vitro with three patient-derived cells lines. On the back of those data, Midatech has established new patent positions to protect these combination formulations.

The Company’s initial target is treatment of leptomeningeal disease, a lethal complication in which metastatic cancer cells invade the cerebrospinal fluid and central nervous system4. In collaboration with several large academic centres, Midatech is now accelerating preclinical studies to generate proof of concept data in this setting that can support a future clinical trial application.

Dr Dmitry Zamoryakhin, MD, MBA, CSO of Midatech, commented:

“We are very excited about accelerating this promising programme towards first-in-human studies. It capitalises on Midatech’s knowledge in direct intratumoral delivery of drugs, currently being explored in our clinical programme of MTX110 in recurrent glioblastoma. Furthermore, blockage of the OXPHOS pathway by MTD217 opens opportunities to demonstrate potential synergistic effects with checkpoint inhibitors in solid tumours as well as exploration of co-treatment with MTX110 in patients with aggressive brain tumours.”

1 Ahmat et.al Tumour microenvironment and metabolic plasticity in cancer and cancer stem cells: Perspectives on metabolic and immune regulatory signatures in chemoresistant ovarian cancer stem cells. Semin Cancer Biol. 2018 Dec; 53:265-281

2 Trang et.al Therapeutic Drug-Induced Metabolic Reprogramming in Glioblastoma. Cells 2022, 11, 2956

3 Emmings et.al Targeting Mitochondria for Treatment of Chemoresistant Ovarian Cancer. Int J Mol Sci. 2019;20(1):229. Published 2019 Jan 8. doi:10.3390/ijms20010229

4 Law et.al A preclinical model of patient-derived cerebrospinal fluid circulating tumor cells for experimental therapeutics in leptomeningeal disease from melanoma. Neuro-Oncology 24(10), 1673–1686, 202

For more information, please contact:

Midatech Pharma PLC
Dmitry Zamoryakhin, CSO
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Strand Hanson Limited (Nominated Adviser and Broker)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. The Company wishes to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that the Company shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange’s AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, the Company does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies, to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com